ADVANCED SERIES TRUST

AST Bond Portfolio 2033

Notice of Rule 12b-1 Fee Waiver

THIS NOTICE OF RULE 12B-1 FEE WAIVER is signed as of December 1, 2021, by PRUDENTIAL ANNUITIES DISTRIBUTORS, INC. (PAD), the principal underwriter of the shares of each Portfolio of the Advanced Series Trust, an open-end management investment company (the Trust).

WHEREAS, PAD desires to waive a portion of its distribution and shareholder services fees (Rule 12b-1 fees) payable by the AST Bond Portfolio 2033 (the Portfolio) of the Trust; and

WHEREAS, PAD understands and intends that the Trust will rely on this Notice and agreement in preparing a registration statement on Form N-1A and in accruing the Portfolio’s expenses for purposes of calculating net asset value and for other purposes, and expressly permits the Trust to do so; and

WHEREAS, shareholders of the Portfolio will benefit from the ongoing contractual waiver by incurring lower operating expenses than they would absent such waiver.

NOW, THEREFORE, PAD hereby provides notice that it has agreed to limit the distribution and service fees (Rule 12b-1 fees) incurred the Portfolio of the Trust pursuant to the waiver schedule set forth below:

Average Daily Net Assets of Portfolio	Distribution and Service Fee (12b-1 Fee) Rate Including Waiver
Up to and including $300 million	0.25% (no waiver)
Over $300 million up to and including $500 million	0.23%
Over $500 million up to and including $750 million	0.22%
Over $750 million	0.21%

This contractual waiver schedule, as set forth above, shall not have an expiration or termination date, and may not be modified or discontinued.

IN WITNESS WHEREOF, PAD has signed this Notice of Rule 12b-1 Fee Waiver as of the day and year first above written.

PRUDENTIAL ANNUITIES DISTRIBUTORS, INC.

By: /s/ James Mullery

Name: James Mullery

Title: President and Chief Executive Officer